Legato Merger Corp. II

777 Third Avenue, 37th Floor

New York, NY 10017

January 27, 2023

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Legato Merger Corp. II Registration Statement on Form S-4 File No. 333-267393

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on January 27, 2023, in which we requested the acceleration of the effectiveness of the above-referenced Registration Statement for 9:00 a.m., Eastern Time, on Tuesday, January 31, 2023 in accordance with Rule 461 of the Securities Act of 1933, as amended. Such correspondence was filed in error by the Company’s filing agent. Accordingly, we hereby formally withdraw our request for acceleration of the effective date. We will advise you as soon as possible once we are ready to again request effectiveness of the Registration Statement.

Sincerely,

/s/ Gregory Monahan
Gregory Monahan, Chief Executive Officer